Form 10-K, Exhibit 13
period 1996-09-30
MEDCATH INC
filed 1996-12-24
CIK 931782

MedCath Incorporated

                             Index to Exhibit 13.1

               Portions of the 1996 Annual Report to Shareholders



Description                                                        Page


Selected Consolidated Financial Data                                        2

Management's Discussion and Analysis of
        Financial Condition  and Results of Operations                   3-10

Report of Independent Auditors                                             11

Consolidated Financial Statements

Consolidated Statements of Income for the Years Ended
        September 30, 1994, 1995 and 1996                                  12

Consolidated Balance Sheets at September 30, 1995 and 1996                 13

Consolidated Statements of Shareholders' Equity for the Years Ended
        September 30, 1994, 1995 and 1996                                  14

Consolidated Statements of Cash Flows for the Years Ended
        September 30, 1994, 1995 and 1996                                  15

Notes to Consolidated Financial Statements                              16-30

                              MedCath Incorporated
                      Selected Consolidated Financial Data

The following table sets forth selected historical financial data and other operating information of the Company for each of the five fiscal years ending September 30, 1996, which are derived from the consolidated financial statements of the Company. In April 1995, the Company acquired Healthtech Corporation in a transaction accounted for as a pooling-of-interests. Accordingly, the financial statements of the Company, and the selected financial data presented below, were restated to include the accounts and the results of operations of HealthTech Corporation. All information contained in the following table should be read in conjunction with the Consolidated Financial Statements and Notes thereto included elsewhere herein.













     INCOME STATEMENT DATA                                                             Year Ended September 30,
------------------------------------------------------------------------------------------------------------------------------------
                                                                    1992 (2)     1993      1994         1995 (3)      1996
------------------------------------------------------------------------------------------------------------------------------------
                                                                               (in thousands, except per share data)

Net revenue                                                        $ 7,697     $ 17,635   $25,892     $  40,106       $ 66,191

Medical supplies, personnel and other operating expenses             4,325        9,113    13,239        23,586         43,502
Provision for doubtful accounts                                          -            -        -            -              735
Marketing, general and administrative expense                        2,138         2,601    3,492         4,438          5,408
                                                                  ------------------------------------------------------------------

EBITDA (1)                                                           1,234         5,921    9,161        12,082         16,546
Depreciation and amortization expense                                  855         2,179    2,767        3,633           6,649
                                                                  ------------------------------------------------------------------
Income from operations                                                 379        3,742      6,394        8,449         9,897
Interest expense, net                                                 (319)      (1,235)    (1,632)          (8)         (523)
Minority interest in earnings of consolidated entities                   -         (654)      (893)      (1,530)         (979)
Equity in net earnings of unconsolidated subsidiaries                    -           -          93          117           104
                                                                  ------------------------------------------------------------------
Income before income taxes and extraordinary item                       60       1,853       3,962        7,028         8,499
Provision for income taxes                                               -        (551)     (1,497)      (2,777)       (3,297)
                                                                  ------------------------------------------------------------------
Income before extraordinary item                                        60       1,302       2,465        4,251        5,202
Extraordinary loss                                                       -          -            -         (228)           -
                                                                  ------------------------------------------------------------------
Net income                                                         $    60      $1,302      $2,465  $     4,023    $   5,202
                                                                  ==================================================================
Net income (loss) per share
     Income (loss) before extraordinary item                        $ (0.06)     $0.22        $0.42       $ 0.51          $0.51
     Extraordinary loss                                                    -        -            -         (0.03)            -
                                                                  ------------------------------------------------------------------
     Net income (loss)                                              $  (0.06)   $ 0.22        $0.42        $ 0.48         $0.51
                                                                  ==================================================================
Weighted average common shares outstanding ................            3,571     5,832        5,918         8,381        10,193



     BALANCE SHEET DATA                                                                     September 30,
------------------------------------------------------------------------------------------------------------------------------------
                                                                  1992          1993         1994         1995          1996
------------------------------------------------------------------------------------------------------------------------------------
                                                                                        (in thousands)

Cash and short-term investments ...........................      $1,231       $3,452      $5,466     $18,525  $   61,693
Working capital ...........................................         829        2,186       2,893      17,240      65,621
Total assets ..............................................      10,945       23,034      37,905      78,372     181,921
Long-term debt and capital leases, excluding
     current maturities ...................................       5,254        5,810      13,198      15,734      45,895
Subordinated debt .........................................        --          3,766       3,842        --          --
Redeemable convertible preferred stock ....................       3,947        6,763       6,763        --          --
Shareholders' equity ......................................        (504)       1,479       4,256      50,494     120,245



(1) EBITDA represents income from operations before depreciation, amortization, interest, minority interests, equity in income of unconsolidated subsidiaries and income taxes. While EBITDA should not be construed as a substitute for income from operations or a better indicator of liquidity than cash flows from operating activities, which are determined in accordance with generally accepted accounting principles, it is included herein to provide additional information with respect to the ability of the Company to meet its future debt service, capital expenditures and working capital requirements. EBITDA is not necessarily a measure of the Company's ability to fund its cash needs.

(2) The net loss per common share for 1992 reflects the reduction of net income available to common shareholders for the value assigned to shares of Common
Stock issued to holders of then outstanding shares of preferred stock in exchange for the waiver of the right to receive cumulative accrued and future dividends.

(3) Includes the results of operations of PhysMed Management Services, Inc., which was acquired in a purchase business combination effective October 1, 1994.
See Note 3 of Notes to Consolidated Financial Statements.


                              MEDCATH INCORPORATED
                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS





      The following discussion and analysis is provided to increase the understanding of, and should be read in conjunction with, the Consolidated Financial Statements and accompanying Notes thereto included elsewhere herein. All references to 1994, 1995 and 1996 refer to the respective fiscal years ended September 30, 1994, 1995 and 1996.

INTRODUCTION AND BUSINESS STRATEGY

     MedCath Incorporated ("MedCath" or the "Company") provides cardiology and cardiovascular services through the development, operation and management of heart hospitals and other specialized cardiac care facilities and provides physician practice management services. The Company affiliates with leading cardiologists and cardiovascular and vascular surgeons in targeted geographic markets in the U.S. and provides state-of-the-art facilities, financial resources and management services. The Company's strategy is to establish and maintain localized, fully-integrated networks to provide comprehensive diagnostic and therapeutic cardiac care services. The Company believes that a fully-integrated network incorporating leading physicians, state-of-the-art facilities and practice management systems designed to provide high quality, cost-effective diagnosis and treatment of cardiovascular disease offers significant advantages to patients, providers and payors.
     Key elements of the Company's strategy are to (i) focus exclusively on cardiology and cardiovascular services, (ii) develop and operate full-service heart hospitals, co-owned with leading local cardiac care physicians, that are designed to have a substantially lower cost structure than conventional acute care hospitals ("Heart Hospitals"), (iii) acquire and manage physician group practices which include cardiologists and cardiovascular and vascular surgeons with leading local market positions ("Managed Practices") and (iv) acquire, develop and operate fixed-site cardiac diagnostic and therapeutic facilities ("Fixed-Site Facilities") and mobile cardiac diagnostic centers ("Mobile Cath Labs") in selected markets. The Company believes that its strategy will enable it to respond proactively to the restructuring of the health care system away from traditional fee-for-service plans and towards managed care arrangements. With the lower cost structure of its integrated cardiac care delivery systems, the Company believes it will be well positioned in the markets it serves to capture a significant share of patients enrolled in HMOs and other managed care programs.

                              MEDCATH INCORPORATED
           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                     AND RESULTS OF OPERATIONS (CONTINUED)



RESULTS OF OPERATIONS

The following table sets forth the percentages of revenue represented by certain items reflected in the Company's Consolidated Statements of Income.



                                                                       Fiscal Year Ended September 30,
                                                                    ---------------------------------------
                                                                        1994         1995         1996
                                                                        ----         ----         ----



Net Revenue:
   Diagnostics Division                                                100.0%         75.6%        51.5%
   Practice Management Division                                          -            24.4         22.2
   Hospital Division                                                     -             -           26.3
                                                                    ------------- ------------ ------------
         Total Net Revenue                                             100.0%        100.0%       100.0%

Operating Expenses:
   Medical Supplies, Personnel & Other Operating                        51.1          58.8         65.7
   Depreciation and Amortization                                        10.7           9.1         10.0
   Provision for Doubtful Accounts                                       -             -            1.1
   Marketing, General and Administrative                                13.5          11.0          8.2
                                                                    ------------- ------------ ------------
         Total Operating Expenses                                       75.3          78.9         85.0

                                                                    ------------- ------------ ------------
Income From Operations                                                  24.7          21.1         15.0

Interest Expense, Net                                                   (6.3)          -            (.8)
Minority Interest in Earnings of Consolidated Entities                  (3.5)         (3.8)        (1.5)
Equity in Earnings of Unconsolidated Subsidiaries                         .4            .2           .2
                                                                    ------------- ------------ ------------
Income Before Income Taxes and Extraordinary Item                       15.3          17.5         12.9
Provision for Income Taxes                                              (5.8)         (6.9)        (5.0)
                                                                    ------------- ------------ ------------
Income  Before Extraordinary Item                                        9.5          10.6          7.9
Extraordinary Loss on Early Extinguishment of Debt                       -             (.6)         -

                                                                    ============= ============ ============
Net Income                                                               9.5%         10.0%         7.9%
                                                                    ============= ============ ============


1996 COMPARED TO 1995

THE MCALLEN HEART HOSPITAL

In January 1996, the Company opened its first Heart Hospital, the McAllen Heart Hospital, located in McAllen, Texas. The hospital generated net revenue of $17.4 million and accounted for approximately 26% of the Company's total net revenue. Operating expenses incurred at the McAllen Heart Hospital accounted for a majority of the increases in total operating expenses from 1995. Loss from operations in 1996, before interest and minority interest, was approximately $616,000. Although the hospital experienced operating losses, EBITDA at the hospital was approximately $2.2 million, or 12.8% of net revenue. The McAllen Heart Hospital experienced monthly operating losses from its opening through July 1996; however, in August and September of 1996 the hospital operated profitably. The Company expects each of its Heart Hospitals to experience operating losses in the first six to nine months of operations, but also expects they will generate positive EBITDA margins. In 1996, the McAllen Heart Hospital's total operating losses after interest and minority interest represented approximately $.16 per share. The McAllen Heart Hospital is operated by a limited partnership in which the Company owns an approximate 51% interest and is general partner. Therefore, the results of operations are included in the Company's consolidated financial statements. Because the cumulative operating losses of the McAllen Heart Hospital exceeded the initial capitalization of the partnership, the limited partners could not be allocated any losses

                              MEDCATH INCORPORATED
           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                     AND RESULTS OF OPERATIONS (CONTINUED)


in excess of their initial capital contributions. Therefore, the Company, as the only general partner in the partnership, was required to recognize 100% of the operating losses that exceeded the initial capitalization of the partnership, rather than share these losses on a pro rata basis with the limited partners. The recognition of losses which would have otherwise been allocated to the minority partners had a $.05 per share negative impact on net income per share during fiscal 1996. In August and September of 1996 the hospital operated profitably and the Company recognized 100% of the partnership's profits during these two months. The Company will continue recognizing 100% of the partnership's profits and losses to the extent it has previously recognized a disproportionate share of the partnership's losses. Thereafter, the Company will share the profits and losses of the partnership on a pro rata basis with the limited partners based on their respective ownership percentages.

NET REVENUE

Consolidated net revenue increased 65.0% to $66.2 million in 1996 from $40.1 million in 1995. Of this $26.1 million increase, $17.4 million was attributable to net revenues at the McAllen Heart Hospital.

Net revenue in the Practice Management Division increased 50.1% to $14.7 million in 1996 from $9.8 million in 1995 accounting for $4.9 million of the total increase in consolidated net revenue. This increase was attributable to the acquisition in February 1996 of a contract to manage Mid-Atlantic Medical Specialists, Inc., ("Mid-Atlantic") and also to an increase in net revenue from the existing contract to manage the Arizona Medical Clinic ("AMC"). The total number of physicians under management in the Practice Management Division increased to 66 in 1996 compared with 51 in 1995.

Net revenue in the Diagnostics Division increased 12.5% to $34.1 million in 1996 from $30.3 million in 1995 and accounted for $3.8 million of the total increase in net revenue. Net revenue from managing Fixed-Site Facilities increased 10.0% as the result of higher procedure volumes at the facilities and net revenue from operation of Mobile Cath Labs increased 13.8% as the result of an increase in the total number of procedures performed in the labs as well as the addition of several new hospital contracts. The number of labs operated by the Company remained at 23 in both 1995 and 1996.

OPERATING EXPENSES AND INCOME FROM OPERATIONS

Total operating expenses increased 77.8% to $56.3 million in 1996 from $31.7 million in 1995. The increase was attributable primarily to operating expenses at the McAllen Heart Hospital and expenses incurred in managing Mid-Atlantic. Income from operations increased 17.1% to $9.9 million in 1996 from $8.4 million in 1995. Operating margins decreased to 15% in 1996 from 21.1% in 1995 and this decrease was attributable to the operating losses experienced at the McAllen Heart Hospital during the first nine months of operations.

Income from operations in the Practice Management Division increased 49.5% to $1.5 million in 1996 from $1.0 million in 1995. The increase is attributable to income from managing Mid-Atlantic and increased operating income from managing AMC. This was a result of higher net patient revenue at AMC attributable to an increase in the number of practicing physicians to 57 in 1996 from 51 in 1995. Operating margins in the Practice Management Division were 10.2% in both 1996 and 1995.

Income from operations in the Diagnostics Division increased 22.2% to $13.0 million in 1996 from $10.6 million in 1995. The increase is due primarily to increased procedure volumes in the Mobile Cath Labs and at the five Fixed-Site Facilities managed by the Company in both years. In September 1996, the Company opened its sixth Fixed-Site Facility in Cape Cod, Massachusetts, which due to limited operations, did not have a significant impact on income from operations in 1996. Operating margins in the Diagnostics Division improved to 37.5% in 1996 from 34.7% in 1995 and EBITDA margins improved to

                              MEDCATH INCORPORATED
           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                     AND RESULTS OF OPERATIONS (CONTINUED)

47.6% in 1996 from 45.8% in 1995. This overall improvement in margins was due to continuing efficiencies in operating Mobile Cath Labs resulting from the April 1995 acquisition of HealthTech.

Marketing, general and administrative expenses in 1996 increased 21.9% over 1995 primarily as a result of the Company's continued investment in corporate infrastructure to accommodate growth. In 1996, the Company added both a Human Resources and an Information Systems department, as well as additional Development and Finance personnel. The remainder of the increase was attributable to increased professional fees associated with pursuing business development opportunities, the addition of administrative and accounting personnel to support growth and increases in salaries.

INTEREST EXPENSE AND INTEREST INCOME

Interest expense in 1996 increased $1.2 million over 1995 primarily as the result of interest incurred on borrowings at the McAllen Heart Hospital. Substantially all of the property, plant and equipment at the hospital were financed using borrowings that bear interest at rates ranging from 8.54% to 10.19%. The increase in interest expense attributable to the McAllen Heart Hospital was offset partially by a reduction in interest expense on capital leases and corporate borrowings due to the retirement of these obligations in the third quarter using a portion of the proceeds from a public offering of common stock in April 1996. Interest income increased $635,000 in 1996 compared with 1995 due to additional investment income earned on the remaining proceeds.

1995 COMPARED TO 1994

NET REVENUE

Consolidated net revenue increased 54.9% to $40.1 million in 1995 from $25.9 million in 1994.

In October 1994, the Company acquired PhysMed Management Services, Inc., which owns a contract to manage AMC and was accounted for as a purchase and included in the consolidated financial statements since the acquisition date. Net revenue from this management contract was $9.8 million in 1995 and represented 24.4% of the Company's total net revenue in 1995 and a majority of the increase in net revenue in 1995.

Net revenue in the Diagnostics Division increased 17.1% to $30.3 million in 1995 from $25.9 million in 1994 and accounted for the remaining $4.4 million increase in net revenue. Net revenue from managing Fixed-Site Facilities increased 39.9% due partially to the fact that two of the facilities were managed for only a portion of 1994. Higher procedure volumes at the three Fixed-Site Facilities under management in both years accounted for the remaining increase. Net revenue from Mobile Cath Labs also increased due to an increase in the number of procedures performed as a result of an increase in the number of labs operated by the Company to 23 in 1995 from 18 in 1994.

OPERATING EXPENSES AND INCOME FROM OPERATIONS

Total operating expenses increased 62.4% to $31.7 million in 1995 from $19.5 million in 1994. The increase in total operating expenses was attributable primarily to expenses incurred in managing AMC. Income from operations increased 32.2% to $8.4 million in 1995 from $6.4 million in 1994, partially attributable to income from managing AMC. Operating margins decreased to 21.1% in 1995 from 24.7% in 1994 due to operating margins of 10.2% in managing AMC compared with operating margins of 34.7% in the Diagnostics Division. Under the terms of the AMC management contract, the Company's fees include reimbursement of expenses and a percentage of the net revenue of the practice.

                              MEDCATH INCORPORATED
           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                     AND RESULTS OF OPERATIONS (CONTINUED)


Income from operations in the Diagnostics Division increased 19.2% to $10.6 million in 1995 from $8.9 million in 1994. The increase is due primarily to income from the two Fixed-Site Facilities that the Company managed for only a portion of 1994. Income from operations of Mobile Cath Labs increased due to an increase in the number of procedures performed as a result of an increase in the number of labs operated by the Company. Operating margins in the Diagnostics Division increased slightly to 34.7% in 1995 from 34.0% in 1994 and EBITDA margins increased to 45.8% in 1995 from 44.5% in 1994. These improvements are attributable to the profitability of the two Fixed-Site Facilities under management for all of 1995. The increase in depreciation and amortization in the Diagnostics Division was due to depreciation of the additional Mobile Cath Labs in 1995 and to the full year of amortization of a contract to manage a Fixed-Site Facility which was acquired in 1994.

Marketing, general and administrative expenses in 1995 increased 27.0% over 1994. This increase was partially attributable to transaction and other costs associated with the acquisition of HealthTech. The remainder of the increase was attributable to increased professional fees associated with pursuing business development opportunities, the addition of administrative and accounting personnel to support growth and increases in salaries.

INTEREST EXPENSE AND INTEREST INCOME

Interest expense in 1995 decreased $776,000 compared with 1994. The decrease was due to the retirement of outstanding subordinated and bank debt in December 1994 using a portion of the proceeds from the Company's initial public offering of its common stock in December 1994. Interest income increased $848,000 due to interest income earned on the remaining proceeds.

LIQUIDITY AND CAPITAL RESOURCES

     OPERATING CASH FLOWS

     Net cash provided by operating activities was $6.1 million, $8.0 million and $6.4 million in 1994, 1995 and 1996, respectively. Accounts receivable increased $6.3 million in 1996, due primarily to the addition of accounts receivable at the McAllen Heart Hospital. At September 30 1996, the Company had working capital of $65.8 million, including $61.7 million of cash and short-term investments and $11.2 million in accounts receivable.

     INVESTING CASH FLOWS

     The Company utilized $9.6 million, $31.3 million and $97.9 million in investing activities in 1994, 1995 and 1996, respectively. In 1994, the Company utilized $2.9 million to acquire the land and fund the initial development costs of the McAllen Heart Hospital and $3.9 million to develop and acquire contracts to manage Fixed-Site Facilities. In 1995, the Company utilized $15.2 million for construction and start-up costs related to the McAllen Heart Hospital, purchased $9.7 million of short-term investments and utilized $6.4 million to expand the Practice Management and Diagnostics Divisions through capital expenditures, additional investments and working capital advances. In 1996, the Company invested $17.0 million, $21.7 million and $5.1 million in the McAllen, Arkansas and Tucson Heart Hospitals, respectively for land and equipment acquisitions, construction costs incurred and start-up and other development costs incurred prior to opening the hospitals. The remaining investing activities consisted of $8.5 million to further expand the Company's Practice Management and Diagnostics Divisions and $45.6 million to purchase short-term investments using the remaining proceeds of a public offering of common stock in April 1996.
                                       7

                              MEDCATH INCORPORATED
           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                     AND RESULTS OF OPERATIONS (CONTINUED)


     FINANCING CASH FLOWS

      In 1994, the Company used proceeds from a term loan and revolving facility to retire existing debt and to acquire a contract to manage a Fixed-Site Facility. In 1995, the Company issued 2.3 million shares of common stock through its initial public offering and used the proceeds of approximately $28.9 million to retire existing debt and to fund a portion of the development and construction costs of the McAllen Heart Hospital. In addition, the Company used proceeds of the McAllen REIT Loan (as defined herein) to fund a portion of the land acquisition and construction costs of the McAllen Heart Hospital. In 1996, the Company issued 2.3 million shares of common stock through a public offering and used a portion of the net proceeds of approximately $62.5 million to retire existing debt and obligations under capital leases. The remaining proceeds have been and will be used to fund (i) a portion of the development, construction and start-up costs of the Arkansas, Tucson, Austin and Bakersfield Heart Hospitals,
(ii) development of additional Heart Hospitals and Fixed-Site Facilities, (iii) potential future acquisitions, including Managed Practices, (iv) working capital and (v) general corporate purposes.

     On January 31, 1996, the Company's revolving credit facility (the "Revolver") was amended to increase the maximum amount available from $11 million to $20 million. Borrowings under the Revolver are available to meet ongoing working capital requirements and to finance certain acquisitions approved by the lender. As of September 30, 1996, approximately $18.0 million was available under the Revolver and there were no amounts outstanding. The Company may elect to borrow funds with an applicable interest rate based on prime (as defined by the lender) or the 30, 60 or 90 day London Interbank Offered Rate (LIBOR). The interest rate on prime-based borrowings can range from prime to prime plus 1/2% and is payable quarterly. The interest rate on LIBOR-based loans can range from LIBOR plus 1.15% to LIBOR plus 1.8% and is payable as the 30, 60 or 90 day loans mature. The prime and LlBOR-based interest rates vary based on the Company's attainment of certain financial objectives. On January 31, 1998, the amount outstanding under the Revolver converts to a term loan, payable in 16 equal installments during the period from March 31, 1998, through December 31, 2001. The Revolver is secured by substantially all of the assets of the Company, with the exception of the Company's interests in the partnerships and limited liability companies that own and operate Heart Hospitals, in which the Company serves as the general partner or managing member.

     The total cost of constructing and equipping the McAllen Heart Hospital was $27.3 million. The land and construction costs were financed primarily by a $13.8 million construction and term loan agreement with a REIT (the "McAllen REIT Loan"). Upon the completion of the hospital in January 1996, the entire $13.8 million of outstanding borrowings converted to a seven-year permanent loan, subject to extension for an additional seven years at the option of the Company. The McAllen REIT Loan is secured by a pledge of the Company's interest in the partnership that owns and operates the McAllen Heart Hospital, the land on which the hospital stands, the hospital building and fixtures and certain other hospital assets. See Note 6 to Notes to Consolidated Financial Statements for a summary of other material terms of this loan.

     In 1996, the Company acquired substantially all of the medical and other equipment for the McAllen Heart Hospital using proceeds of installment notes payable to equipment lenders. Amounts borrowed of approximately $10.7 million are payable in monthly installments of principal and interest over five to seven year terms and are secured by the related medical and other equipment. See Note 6 to Notes to Consolidated Financial Statements.

     The total cost of constructing and equipping the Arkansas Heart Hospital is expected to be approximately $44 million. In December 1995, the Company entered into a construction and term loan agreement with a REIT (the "Arkansas REIT Loan") for the purpose of financing the land acquisition and construction costs of the Arkansas Heart Hospital. The Arkansas REIT Loan provides for maximum borrowings of $27.0 million and upon completion of the hospital, converts to a seven-year term loan, subject to extension for an additional seven years at the option of the Company. The hospital is expected to
                                       8

                              MEDCATH INCORPORATED
           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                     AND RESULTS OF OPERATIONS (CONTINUED)

open in March 1997. As of September 30, 1996 approximately $19.8 million was outstanding under the Arkansas REIT Loan which is secured by a pledge of the Company's membership interest in the limited liability company that owns and will operate the Arkansas Heart Hospital, the land on which the hospital is being constructed, the hospital building and fixtures and certain other hospital assets. See Note 6 to Notes to Consolidated Financial Statements for other material terms of the loan.

     The total cost of constructing and equipping the Tucson Heart Hospital is expected to be approximately $32 million. In July 1996, the Company entered into a construction and term loan agreement with a REIT (the "Tucson REIT Loan") for the purpose of financing the land acquisition and construction costs of the Tucson Heart Hospital. The Tucson REIT Loan provides for maximum borrowings of $20 million and upon completion of the hospital converts to a seven-year term loan, subject to extension for an additional seven years, at the option of the Company. The hospital is expected to open in October 1997. As of September 30, 1996 approximately $1.1 million was outstanding under the Tucson REIT Loan which is secured by a pledge of the Company's membership interest in the limited liability company that owns and will operate the Tucson Heart Hospital, the land on which the hospital is being constructed, the hospital building and fixtures and certain other hospital assets. See Note 6 to Notes to Consolidated Financial Statements for other material terms of the loan.

     In 1996, the Company formed ventures for the purpose of constructing and operating the Austin and Bakersfield Heart Hospitals. The Company anticipates the total cost of constructing and equipping the Austin and Bakersfield Heart Hospitals will be approximately $30.0 million and $31.5 million, respectively and that construction will begin on each hospital in fiscal 1997. Financing for the construction of these hospitals has not been completed.

      The Company expects that each of its Heart Hospitals will require working capital advances to fund a portion of the pre-opening costs and to fund the operations subsequent to opening in the initial start-up phase of the hospital.

      In September 1996, the Company formed Physician Management of McAllen, Inc., ("PMMI"), a management services organization. In October 1996, PMMI entered into a 40-year contract to manage Heart Clinic, P.A. a multi-physician cardiologist group located in McAllen, Texas. Total consideration given in connection with the acquisition of the management contract was approximately $6.3 million (subject to increase if certain base performance levels are exceeded by the physicians) and consisted of fixed and contingent promissory notes that are partially convertible into the Company's common stock.

     The Company anticipates financing its future operations through a combination of amounts available under the Revolver, financing from other real estate lenders and various equipment lenders, capital contributions by minority partners, cash reserves and operating cash flows. The Company believes the combination of these sources will be sufficient to meet the Company's currently anticipated Heart Hospital development, acquisition and working capital needs through fiscal 1997. In addition, in order to provide funds necessary for the continued pursuit of its business strategy, the Company expects to incur, from time to time, additional indebtedness to banks and other financial institutions and to issue, in public or private transactions, equity and debt securities. The availability and terms of any such financing will depend upon market and other conditions. There can be no assurance that such additional financing will be available on terms acceptable to the Company.

                              MEDCATH INCORPORATED
           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                     AND RESULTS OF OPERATIONS (CONTINUED)


GENERAL TRENDS AND BUSINESS OUTLOOK

     REVENUE TRENDS

     Future trends for revenue and profitability are difficult to predict; however, the Company believes that there will be continuing pressure to reduce costs and develop integrated delivery systems with geographically concentrated service capabilities. The largest disease category is cardiovascular disease which according to the American Heart Association, in 1995 accounted for approximately $117 billion in total medical treatment costs. The Company believes that the demand for cardiology and cardiovascular services will increase in the future as people age 55 and older, the primary users of such services, represent a growing proportion of the total population. By focusing on cardiovascular disease, through the operation of Heart Hospitals, Fixed-Site Facilities, Mobile Cath Labs and Managed Practices, the Company believes it to be well positioned to adapt to these demands by providing fully-integrated cost effective networks focused on cardiovascular disease.

     HEALTH CARE REFORM

     In recent years, there have been intense national, state and private industry efforts to reform the healthcare delivery and payment systems and as such, the healthcare industry faces increased uncertainty. While the Company is unable to predict which, if any, proposals for healthcare reform will be adopted, it continues to monitor their progress and analyze their potential impacts in order to formulate its future business strategies.

     SEASONALITY

     The Company's business experiences some degree of seasonality due to the location of significant operations. Several of the Company's Fixed-Site Facilities as well as the McAllen Heart Hospital are located in regions subject to seasonal population shifts to and from warmer climates. In addition, because patients and physicians have some discretion in scheduling elective diagnostic or therapeutic procedures, volumes are generally affected by vacation schedules of both the patients and the physicians. Consequently, the Company's third and fourth fiscal quarter procedure volumes and net revenues tend to be lower at these facilities due to these seasonality factors.

     TECHNOLOGICAL ADVANCES

     The market for cardiovascular care is rapidly growing and subject to technological change. As pressures from third party payors to contain costs continue, technological advances in the delivery of cardiac care will impact the Company's strategy. The Company believes that cash flows generated by the Company's operations together with available credit under the Revolver will be sufficient to meet the Company's cash needs to adapt to any major technological changes.

                         Report of Independent Auditors

The Board of Directors and Shareholders
MedCath Incorporated

We have audited the accompanying consolidated balance sheets of MedCath Incorporated as of September 30, 1995 and 1996, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended September 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the consolidated financial statements of HealthTech Corporation for the year ended December 31, 1994. As discussed in Note 3, HealthTech Corporation was acquired by the Company in a merger accounted for as a pooling of interests. The consolidated financial statements of HealthTech Corporation reflect total revenues of $5,805,243 for the year ended December 31, 1994. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to data included for HealthTech Corporation, is based solely on the report of the other auditors.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits, and the report of other auditors, provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of MedCath Incorporated at September 30, 1995 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 1996, in conformity with generally accepted accounting principles.


                                                              ERNST & YOUNG LLP

Charlotte, North Carolina
November 8, 1996

                              MedCath Incorporated
                        Consolidated Statements of Income


                                                                                     Year Ended September 30,
                                                                     ---------------------------------------------------------
                                                                               1994               1995          1996
                                                                     ---------------------------------------------------------

Net Revenue                                                           $      25,891,819    $    40,105,772  $ 66,190,538

Operating expenses:

     Medical supplies and other                                               8,665,688         14,611,351    25,192,044
     Personnel costs                                                          4,573,626          8,975,136    18,309,839
     Depreciation                                                             2,275,034          2,885,543     4,542,564
     Amortization                                                               491,781            747,189     2,106,381
     Provision for doubtful accounts                                                     -                -      734,803
     Marketing, general and administrative                                    3,492,146          4,437,366     5,407,697
                                                                     ---------------------------------------------------------
         Total operating expenses                                            19,498,275         31,656,585    56,293,328
                                                                     ---------------------------------------------------------

Income from operations                                                        6,393,544          8,449,187     9,897,210

Interest expense                                                             (1,727,598)          (956,292)   (2,107,157)

Interest income                                                                  95,357            948,554     1,583,739

Minority interest in earnings of consolidated entities                         (893,350)        (1,530,118)     (979,215)

Equity in net earnings of unconsolidated joint venture                           93,482            116,694       104,317
                                                                       ---------------------------------------------------------

Income before income taxes and extraordinary item                             3,961,435          7,028,025     8,498,894

Provision for income taxes                                                   (1,496,915)        (2,776,962)   (3,296,469)

                                                                      ---------------------------------------------------------
Income before extraordinary item                                              2,464,520          4,251,063     5,202,425

Extraordinary loss, net of tax (Note 9)                                            -              (227,951)           -

                                                                       ---------------------------------------------------------
Net income                                                            $       2,464,520    $     4,023,112    $5,202,425
                                                                       =========================================================

Net income per share:

     Income before extraordinary item                                 $            0.42           $   0.51        $ 0.51

     Extraordinary loss                                                              -               (0.03)           -
                                                                     ---------------------------------------------------------

     Net income                                                       $            0.42            $  0.48        $ 0.51
                                                                     =========================================================

Weighted average number of common and common
     equivalent shares outstanding                                            5,917,638          8,381,241    10,192,941


See accompanying notes.

                              MedCath Incorporated
                           Consolidated Balance Sheets

                                                                                                As of September 30,
                                                                                 ------------------------------------------------
                                                                                         1995                       1996
                                                                                 ----------------------     ---------------------

ASSETS
Current assets:
    Cash and cash equivalents                                                     $          6,821,728   $             5,026,305
    Short-term investments                                                                  11,703,019                56,667,244
    Accounts receivable, net of allowance of $64,000 and $417,000
       in 1995 and 1996, respectively (Note 5)                                               4,086,146                11,155,477
    Medical supplies                                                                           365,191                 1,549,029
    Deferred income taxes (Note 8)                                                             205,000                   240,000
    Prepaid expenses and other current assets                                                  221,579                   610,137
                                                                                 ----------------------     ---------------------
       Total current assets                                                                 23,402,663                75,248,192

Property, plant and equipment, net of accumulated depreciation (Note 4)                     29,468,644                72,303,824

Other assets                                                                                 1,347,215                 1,910,092

Start-up and organization costs, net of accumulated amortization of
    $224,705 and $1,469,518 in 1995 and 1996, respectively                                   2,489,156                 7,628,018

Advances to physician groups                                                                 3,370,236                 5,609,178

Intangible assets, net of accumulated amortization of $1,132,910 and
    $1,780,519 in 1995 and 1996, respectively (Note 3)                                      18,293,782                19,221,414
                                                                                 ----------------------     ---------------------

Total assets                                                                      $          78,371,696  $           181,920,718
                                                                                 ======================     =====================


LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
    Accounts payable                                                              $            947,569    $            2,861,343
    Distribution payable to minority interests                                                 811,484                   629,352
    Accrued liabilities (Note 5)                                                             2,265,567                 3,623,704
    Current portion of long-term debt (Note 6)                                                 526,402                 1,931,455
    Current portion of obligations under capital leases (Note 7)                             1,612,165                   392,713
                                                                                 ----------------------     ---------------------
       Total current liabilities                                                             6,163,187                 9,438,567

Deferred income taxes (Note 8)                                                               2,113,800                 2,864,535

Long-term debt (Note 6)                                                                     13,317,861                43,841,641
Obligations under capital leases (Note 7)                                                     2,415,733                2,053,797

                                                                                 ----------------------     ---------------------
Total liabilities                                                                           24,010,581                58,198,540

Minority interests in equity of consolidated entities                                        3,866,823                 3,477,085

Shareholders' equity (Note 9):
    Common stock, $.01 par value, 20,000,000 shares authorized, and 8,684,543 and 11,121,326 shares issued and outstanding
       at September 30, 1995 and 1996, respectively                                             86,845                   111,213
    Paid-in capital                                                                         44,373,923               108,897,931
    Retained earnings                                                                        6,033,524                11,235,949
                                                                                 ----------------------     ---------------------
Total shareholders' equity                                                                  50,494,292               120,245,093
                                                                                 ----------------------     ---------------------

Total liabilities, minority interests and shareholders' equity                    $         78,371,696   $           181,920,718
                                                                                 ======================     =====================


See accompanying notes.

                              MedCath Incorporated
                 Consolidated Statements of Shareholders' Equity


                                                                  Common          Paid- in           Retained
                                                                   Stock           Capital           Earnings           Total
                                                               ---------------------------------------------------------------------
Balance at September 30, 1993                                   $    9,594      $  1,144,013        $ 325,312   $     1,478,919
     Net income                                                        --              --           2,464,520         2,464,520
     Issuance of Common Stock                                                                                               -
       (2,000 shares)                                                   20            46,980            --               47,000
     Issuance of common stock by pooled entity                                        10,000            --               10,000
     Pro forma tax provision of pooled entity                          --               --            255,915           255,915
Adjustment to reflect 3.5308-for-1 split                            24,332           (24,332)           --                --
                                                               ---------------------------------------------------------------------
Balance at September 30, 1994                                       33,946         1,176,661         3,045,747         4,256,354
     Net income                                                        --               --           4,023,112         4,023,112
     Issuance of Common Stock
       (650,425 shares)                                              6,504         6,993,496             --            7,000,000
     Issuance of Common Stock
       (2,300,000 shares)                                           23,000        28,904,360             --           28,927,360
     Conversion of  redeemable convertible preferred stock
       (2,287,525 shares)                                           22,875         6,740,431             --            6,763,306
     Exercise of stock options
       (52,020 shares)                                                 520           188,303             --             188,823
     Equity distribution of pooled entity                              --               --            (318,385)        (318,385)
     Pro forma tax provision of pooled entity                          --               --             211,962          211,962
     Adjustments to conform fiscal year end and
       accounting policies of pooled entity                            --               --            (558,240)        (558,240)
     Transfer of undistributed S Corporation earnings
       of pooled entity to paid-in capital                             --            370,672          (370,672)              -
                                                               ---------------------------------------------------------------------
Balance at September 30, 1995                                        86,845         44,373,923         6,033,524      50,494,292
     Net income                                                         --               --            5,202,425       5,202,425
     Issuance of Common Stock
       (96,062 shares)                                                  961          1,899,039             --          1,900,000
     Issuance of Common Stock
       (2,300,000 shares)                                            23,000         62,467,205             --         62,490,205
     Exercise of stock options
       (40,721 shares)                                                  407            157,764             --            158,171
                                                               =====================================================================
Balance at September 30, 1996                                   $    111,213      $108,897,931  $      11,235,949 $   120,245,093
                                                               =====================================================================


See accompanying notes.

                              MedCath Incorporated
                      Consolidated Statements of Cash Flows

                                                                                               Year Ended September 30,
                                                                             -------------------------------------------------------
                                                                                    1994                 1995                 1996
                                                                             -------------------  -------------------  -------------

Operating activities
    Income before extraordinary item                                          $ 2,464,520  $          4,251,063 $        5,202,425
Adjustments to reconcile income before extrordinary item to
       net cash provided by operating activities:
       Depreciation and amortization                                            2,884,531             3,731,844          6,771,092
       Equity in net earnings of unconsolidated joint venture                     (93,482)             (116,695)           (104,317)
       Minority interest                                                               -                    -              (765,228)
       Deferred income taxes                                                      672,570               483,000             327,216
       Current tax benefit of extraordinary loss                                       -                139,700                 -
       Pro forma tax provision of pooled entity                                   255,915               211,962                 -
       (Increase) decrease in current assets:
            Accounts receivable                                                (1,067,708)           (1,280,911)         (6,283,937)
            Medical supplies                                                      (78,229)              126,259          (1,137,135)
            Prepaid expenses and other current assets                            (127,603)              149,877            (365,807)
       Increase (decrease) in current liabilities:
            Accounts payable                                                      149,188               274,253           1,896,827
            Distribution payable to minority interest                             138,700               471,266            (182,132)
            Accrued liabilities                                                 1,081,971              (300,609)          1,067,351
       Other                                                                     (219,680)             (177,669)            (64,981)
                                                                              -----------   -------------------  -------------------
Net cash provided by operating activities                                       6,060,693             7,963,340            6,361,374

Investing activities
Purchases of property, plant and equipment                                     (3,975,574)          (16,232,971)        (44,978,033)
Proceeds from sale of assets                                                        6,500               352,817             803,439
Start-up and organization costs                                                  (160,155)           (2,368,565)         (6,561,562)
Advances to physicians groups                                                           -            (2,692,612)         (2,701,972)
Repayments of advances to physicians groups                                             -                    -              463,030
Net purchases of short-term investments                                        (1,990,000)           (9,703,019)        (44,964,225)
Acquisition of management contracts                                            (3,452,320)             (654,800)                  -
                                                                              -----------   -------------------  -------------------
Net cash used in investing activities                                          (9,571,549)          (31,299,150)        (97,939,323)

Financing activities
Proceeds from issuance of long-term debt                                       11,398,012            11,824,056          38,180,417
Repayments of long-term debt                                                   (2,753,662)           (9,915,366)         (6,251,585)
Repayments of obligations under capital leases                                 (5,140,789)           (1,875,554)         (4,193,534)
Proceeds from issuance of common stock                                             57,000            29,116,183          62,648,376
Investments by minority partners                                                  480,892             2,445,000             375,490
Payment of loan acquisition costs and deferred loan fees                         (516,445)             (472,402)           (976,638)
Repayments of subordinated debt                                                        -             (4,225,000)                 -
Distributions to shareholders of pooled entity                                         -               (318,385)                 -
Distributions to minority partners                                                     -                (82,500)                 -
                                                                             ------------------------------------------------------
Net cash provided by financing activities                                       3,525,008            26,496,032          89,782,526
                                                                              -----------   -------------------  ------------------
Net (decrease) increase in cash and equivalents                                    14,152             3,160,222          (1,795,423)
Adjustment for the effect on cash flows of pooled
       entity's different fiscal year                                                  -                195,701                   -
Cash and cash equivalents, beginning of period                                  3,451,653             3,465,805           6,821,728
                                                                              -----------   -------------------  ------------------
Cash and cash equivalents, end of period                                      $ 3,465,805     $       6,821,728    $      5,026,305
                                                                              ===========   ===================  ==================


See accompanying notes.

                              MedCath Incorporated
                   Notes to Consolidated Financial Statements



1. Organization

     MedCath Incorporated ("MedCath" or the "Company") provides cardiology and cardiovascular services through the development, operation and management of heart hospitals and other specialized cardiac care facilities and provides physician practice management services. The Company affiliates with leading cardiologists and cardiovascular and vascular surgeons in targeted geographic markets in the U.S. and provides state-of-the-art facilities, financial resources and management services. The Company's strategy is to establish and maintain localized, fully-integrated networks to provide comprehensive diagnostic and therapeutic cardiac care services. Key elements of the Company's strategy are to (i) focus exclusively on cardiology and cardiovascular services,
(ii) develop and operate full-service heart hospitals, co-owned with leading local cardiac care physicians, that are designed to have a substantially lower cost structure than conventional acute care hospitals ("Heart Hospitals"), (iii) acquire and manage physician group practices which include cardiologists and cardiovascular and vascular surgeons with leading local market positions ("Managed Practices") and (iv) acquire, develop and operate fixed-site cardiac diagnostic and therapeutic facilities ("Fixed-Site Facilities") and mobile cardiac diagnostic centers ("Mobile Cath Labs") in selected markets.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its 50% or greater owned subsidiaries which the Company controls. All intercompany accounts and transactions have been eliminated in consolidation.

Investments in unconsolidated affiliates in which the Company owns 20% or more are accounted for using the equity method of accounting and other investments are stated at cost.

Cash and Cash Equivalents

The Company considers investments in highly liquid instruments with maturities of three months or less to be cash equivalents.

Short-Term Investments

Short-term investments are recorded at fair value and consist of investments in pooled investment accounts, managed by financial institutions, which invest primarily in government-backed debt securities. On October 1, 1994, the Company adopted Statement of Financial Accounting Standard No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"). In accordance with the provisions of SFAS 115, such securities would be classified as "available for sale" and, accordingly, would be reflected at estimated market value, with a corresponding adjustment to shareholders' equity. The difference between the estimated market value and cost for these securities at September 30, 1995 and 1996, was not significant.

Medical Supplies

Medical supplies consist primarily of laboratory and surgical supplies, contrast media and catheters and are stated at the lower of first-in, first-out (FIFO) cost or market.

                              MedCath Incorporated
             Notes to Consolidated Financial Statements (continued)

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Depreciation is provided for on the straight-line method over estimated useful lives of three to nine years for equipment and forty years for buildings and improvements.

Interest expense incurred in connection with the construction of Heart Hospitals is capitalized as part of the cost of the building until the facility is operational, at which time depreciation begins using the straight-line method over the life of the building.

Other Assets

Other assets consist primarily of the costs associated with obtaining long-term financing, net of accumulated amortization, and are amortized to interest expense over the life of the related debt agreements.

Organization and Start-Up Costs

Organization costs are amortized using the straight-line method over five years. Start-up costs incurred prior to the opening of Heart Hospitals and other new facilities are capitalized and amortized using the straight-line method over two to three years beginning with the commencement of operations.

Advances to Physician Groups

Advances to physician groups consist of working capital advances made to unconsolidated physician groups managed by the Company in accordance with the terms of the related management agreements.

Intangible Assets

Intangible assets consist of amounts paid to acquire certain contracts to manage Fixed-Site Facilities and Managed Practices and the value assigned to a Certificate of Need ("CON") exemption. Amortization is provided for using the straight-line method. Intangible assets relating to management contracts are amortized over the terms of the respective contracts, which range from 30 to 40 years, and the CON exemption is amortized over eight years. The carrying value of intangible assets is reviewed if the facts and circumstances suggest that the asset may be impaired. If this review indicates that the value of the intangible asset will not be recoverable, as determined based on the undiscounted cash flows of the entity or management agreement acquired over the remaining amortization period, the Company's carrying value of the intangible asset is reduced by the estimated shortfall of cash flows. In addition, the Company assesses long-lived assets for impairment under Statement of Financial Accounting Standards 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". Under those rules, intangibles associated with assets acquired in a purchase business combination are included in impairment evaluations when events or circumstances exist that indicate the carrying amount of those assets may not be recoverable.

Income Taxes

Deferred income taxes are provided for under the liability method based on temporary differences that arise due to differences between tax bases of assets or liabilities and their reported amounts in the financial statements.

                              MedCath Incorporated
             Notes to Consolidated Financial Statements (continued)

Revenue Recognition

The Company's Mobile Cath Labs, Fixed-Site Facilities and Managed Practices operate under various fixed-price and cost-reimbursement-plus-fee contracts. Revenue on fixed-price contracts is recognized as services are rendered based on contracted rates. Revenue on cost-reimbursement-plus-fee contracts is recognized on the basis of costs incurred during the period plus the fee earned.

The Company's Heart Hospitals have agreements with third party payors that provide for payments to the hospitals at amounts different from their established rates. Payment arrangements include prospectively determined rates per discharge, reimbursed costs, and discounted charges. Net patient service revenue is reported at the estimated net realizable amounts from patients, third-party payors, and others as services are rendered, including estimated retroactive adjustments under reimbursement agreements with third-party payors. Retroactive adjustments are accrued on an estimated basis in the period that the related services are rendered and adjusted in future periods as final settlements are determined. In 1996, net revenues from Medicare and Medicaid patients represented approximately 19% of total consolidated net patient revenue.

Net Income Per Share

The computation of primary and fully diluted net income per share is based upon the weighted average number of common shares and common equivalent shares, if dilutive, outstanding during the period. The computation of fully diluted net income per share also takes into consideration the use of market price at the end of the period, when higher than the average market price for the period. Common stock equivalents represent the dilutive effect of the exercise of all outstanding stock options. Options granted and shares issued during the year ended September 30, 1994 at prices below the initial public offering (the "IPO") price of $14 are assumed to have been outstanding for the year ended September 30, 1994 in accordance with the requirements of the Securities and Exchange Commission. Fully diluted net income per share is not presented because it does not differ from primary net income per share.

Newly Issued Accounting Standards

In October 1995, Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), was issued which, if elected, would require companies to use a new fair value method of valuing stock-based compensation plans in years beginning after December 15, 1995. The Company has elected to continue following present accounting rules under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" which uses an intrinsic value method and often results in no compensation expense. However, in 1997, in accordance with SFAS 123, the Company will provide pro forma disclosure of what net income and net income per share would have been had the new fair value method been used.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications

Certain prior year amounts have been reclassified to conform to the fiscal 1996 presentation.
                                       18

                              MedCath Incorporated
             Notes to Consolidated Financial Statements (continued)

3. Business Combinations and New Operations

Fiscal 1994

In January 1994, the Company acquired a contract to manage a Fixed-Site Facility in Tucson, Arizona for an initial term of 40 years. The purchase price of the contract consisted of $2.8 million for the right to manage the facility in the future and $400,000 to acquire an existing management contract. For managing the facility, the Company receives a management fee equal to its reimbursable costs plus a percentage of operating income. The transaction was financed with borrowings under the Revolver (see Note 6).

In August 1994, the Company formed a partnership, MedCath of McAllen Limited Partnership ("the McAllen Partnership"), for the purpose of constructing and operating the McAllen Heart Hospital. The Company contributed $750,000 to the McAllen Partnership representing an approximate 51% ownership interest and serves as general partner. Accordingly, the McAllen Partnership is included in the Company's consolidated financial statements. Operations began in January 1996 at the McAllen Heart Hospital. Because the cumulative operating losses of the McAllen Heart Hospital exceeded the initial capitlaization of the partnership, the limited partners could not be allocated any losses in excess of their initial capital contributions. Therefore, the Company, as the only general partner in the partnership, was required to recognize 100% of the operating losses that exceeded the initial capitalization of the partnership, rather than share these losses on a pro rata basis with the limited partners. The recognition of losses which would have otherwise been allocated to the limited partners reduced net income and net income per share by approximately $550,000 and $.05 per share during fiscal 1996. In August and September of 1996 the hospital operated profitably and the Company recognized 100% of the partnership's profits during these two months. The Company will continue recognizing 100% of the partnership's profits and losses to the extent it has previously recognized a disproportionate share of the partnership's losses. Thereafter, the Company will share the profits and losses of the partnership on a pro rata basis with the limited partners based on their respective ownership percentages.

Fiscal 1995

In October 1994, the Company acquired all the outstanding stock of PhysMed Management Services Inc. ("PhysMed"), a newly formed management services organization, in exchange for 650,424 shares of the Company's common stock valued at approximately $7 million. PhysMed has a 40-year contract to manage the Arizona Medical Clinic ("AMC"), a multi-physician practice which includes several cardiologists serving the Sun City, Arizona area. Under the terms of the management contract, the Company's fees include reimbursement of expenses plus a percentage of the net revenue of AMC. This acquisition has been accounted for under the purchase method of accounting, and the results of operations have been included in the consolidated financial statements since the acquisition date.

If the acquisition of PhysMed had occurred and the related management contract had been consummated on October 1, 1993, unaudited pro forma consolidated net revenue, net income and net income per share for the year ended September 30, 1994 would have been $34,734,500, $2,854,700 and $.43, respectively.

In April 1995, the Company acquired all of the outstanding shares of HealthTech Corporation ("HealthTech"), which operated ten Mobile Cath Labs in exchange for 1 million shares of the Company's common stock in a transaction accounted for as a pooling-of-interests. Accordingly, the accompanying financial statements for the year ended September 30, 1994 were restated to include the accounts and results of operations of HealthTech for all periods prior to the merger. Prior to the pooling, HealthTech used a fiscal year ending on December 31. The restated 1994 financial statements combine the September 30, 1994 financial statements of the Company with the December 31, 1994 financial statements of HealthTech.
                                       19

                              MedCath Incorporated
             Notes to Consolidated Financial Statements (continued)

Net revenue, net income and net income per share for the Company and HealthTech for periods presented prior to the pooling are as follows:



                                                      Year Ended September    Six Months Ended
                                                            30, 1994           March 31, 1995
                                                     ---------------------------------------------
                                                                                 (unaudited)

Net revenue:
   MedCath                                              $  20,086,576          $  16,076,314
   HealthTech                                               5,805,243              3,979,450
                                                           ----------             ----------
   Combined                                             $  25,891,819          $  20,055,764
                                                           ==========             ==========

Net income:
   MedCath                                             $    2,046,974         $    1,493,614
   HealthTech                                                 673,461                555,293
   Pro forma tax provisions                                  (255,915)              (211,012)
                                                            ---------              ---------
   Combined                                             $   2,464,520          $   1,837,895
                                                            =========              =========

Combined primary and fully diluted net income per share:
   Income before extraordinary item                           $  0.42                $  0.26
   Net Income                                                 $  0.42                $  0.23

Prior to the pooling, HealthTech was an S Corporation and was therefore not subject to U.S. Federal and State income taxes. Pro forma income tax provisions are reflected to provide for additional federal and state income taxes which would have been incurred had HealthTech been taxed as a C Corporation.

The results of operations and cash flows of HealthTech for the three month period ending December 31, 1994 are included in both the 1994 and 1995 financial statements. Net revenue, expenses, and net income of HealthTech for the three month period ending December 31, 1994 were $1,946,221, $1,687,981, and $258,240, respectively. To conform the fiscal years of the Company and HealthTech, the net income of HealthTech for the three month period has been reflected as an adjustment to retained earnings in 1995.

Additionally, an adjustment to retained earnings of $300,000 was recorded in 1995 to conform accounting policies by recording deferred taxes upon HealthTech's termination of S Corporation status.

Costs and other expenses related to the pooling amounting to approximately $315,000 were charged to expense and decreased net income and net income per share for the year ended September 30, 1995 by approximately $190,000 and $.02, respectively.

In July 1995, the Company formed a limited liability company, MedCath of Little Rock L.L.C. (the "Little Rock Company"), for the purpose of constructing and operating the Arkansas Heart Hospital. The Company serves as managing member and contributed $1,530,000 representing an approximate 51% interest in the Little Rock Company. Accordingly, the Little Rock Company is included in the Company's consolidated financial statements. The Company currently anticipates that construction of the Arkansas Heart Hospital will be completed in fiscal 1997.

In September 1995, the Company formed a limited liability company, MedCath of Tucson L.L.C. (the "Tucson Company"), for the purpose of constructing and operating the Tucson Heart Hospital. The Company serves as managing member and contributed $1,020,000, currently representing an approximate 60% interest in the Tucson Company. Accordingly, the Tucson Company is included in the Company's consolidated financial statements.

                              MedCath Incorporated
             Notes to Consolidated Financial Statements (continued)

The Company currently anticipates that construction of the Tucson
Heart Hospital will be completed in fiscal 1997.

Cardiac catheterization laboratories to be operated on the premises of the Tucson Heart Hospital will be separately owned and operated by CCT, L.L.C. (the "Tucson Cath Lab Company"). The Company manages and owns a majority interest in the Tucson Cath Lab Company. Accordingly, the Tucson Cath Lab Company is included in the Company's consolidated financial statements.

Fiscal 1996

In February 1996, the Company acquired all of the outstanding stock of MedCath Physician Management of Virginia, Inc. ("MPMV"), a newly formed management services organization. In connection with this acquisition the Company issued common stock valued at approximately $1.9 million for assets with a fair value of approximately $2.3 million and assumed liabilities of approximately $400,000. MPMV has a 40-year contract to manage Mid-Atlantic Medical Specialists, Inc. ("Mid-Atlantic"), a multi-physician practice which includes two cardiologists located in southwest Virginia. Under the terms of the management agreement, MPMV receives a fee based on the net income of Mid-Atlantic. This acquisition has been accounted for under the purchase method of accounting, and the results of operations have been included in the consolidated financial statements since the acquisition date.

If the acquisition of MPMV had occurred and the related management contract had been consummated on October 1, 1994, unaudited pro forma consolidated net revenue, net income and net income per share for the year ended September 30, 1995 would have been $43,372,427, $4,233,541 and $.50, respectively, Unaudited pro forma consolidated net revenue, net income and net income per share for the year ended September 30, 1996 would have been $69,914,943, $5,329,672 and $.52, respectively.

In September 1996, the Company formed Physician Management of McAllen, Inc., ("PMMI"), a management services organization. In October 1996, PMMI entered into a 40-year contract to manage Heart Clinic, P.A. a multi-physician cardiologist group located in McAllen, Texas. Total consideration given in connection with the acquisition of the management contract was approximately $6.3 million (subject to increase if certain base performance levels are exceeded by the physicians) and consisted of fixed and contingent promissory notes that are partially convertible into the Company's common stock.

Property, plant and equipment consisted of the following:

                                                  September 30,
                                        -----------------------------------
                                             1995              1996
                                        -----------------------------------
Land                                     $    2,101,223  $     8,057,040
Building                                              -       15,732,965
Mobile Cath Labs and medical
 equipment                                   16,035,891       39,232,956
Equipment  held under capital leases
(Note 7)                                      5,568,479        2,446,510
Office equipment                                584,938        1,758,856
Construction in progress                     13,694,200       17,072,151
                                        -----------------------------------
                                             37,984,731       84,300,478
Less accumulated depreciation                (8,516,087)     (11,996,654)
                                        ===================================
                                          $  29,468,644   $   72,303,824
                                        ===================================

Substantially all of the Company's property, plant and equipment is pledged as collateral for various long-term obligations as described in Note 6.

                              MedCath Incorporated
             Notes to Consolidated Financial Statements (continued)

Effective May 1, 1995, the Company changed its estimate of the remaining useful lives of certain lab and x-ray equipment acquired through the pooling-of-interests with HeathTech from five years to nine years. The Company believes this change better reflects the actual economic life of the assets, conforms to American Hospital Association guideline lives for these assets and is consistent with the lives used for similar equipment by the Company. This change in estimate increased income before extraordinary item and net income for the year ended September 30, 1995 by approximately $182,000 ($.02 per share).

5. Supplementary Information

Accounts Receivable

Accounts receivable consisted of the following:



                                                                                  September 30,
                                                                       ------------------------------------
                                                                             1995              1996
                                                                       ------------------------------------



Receivables, principally from billings to hospitals for various
   cardiology procedures                                                  $   2,199,941 $      2,169,691
Receivables, principally from patients and third party payors                         -        5,084,786
Amounts under management contracts                                            1,672,042        2,623,897
Other                                                                           214,163        1,277,103
                                                                       ------------------------------------
                                                                          $   4,086,146  $    11,155,477
                                                                       ====================================

Accrued Liabilities

Accrued liabilities consisted of the following:

                                                                                  September 30,
                                                                       ------------------------------------
                                                                             1995              1996
                                                                       ------------------------------------

Compensation and other payroll related benefits                         $     1,125,879 $       2,513,737
Other                                                                         1,139,688        1,109,967
                                                                       ------------------------------------
                                                                           $  2,265,567    $   3,623,704
                                                                       ====================================


6. Long-Term Debt

Long-term debt consisted of the following:

                                                                                  September 30,
                                                                       ------------------------------------
                                                                             1995              1996
                                                                       ------------------------------------

McAllen REIT Loan (as defined below)                                      $   12,467,339    $ 13,750,000
Arkansas REIT Loan (as defined below)                                                         19,757,558
Tucson REIT Loan (as defined below)                                                   -         1,062,531
Notes payable to various equipment lenders                                            -         10,689,071
Other notes payable
                                                                              1,376,924          513,936
                                                                       ------------------------------------
                                                                             13,844,263       45,773,096

Less current portion                                                           (526,402)      (1,931,455)
                                                                       ------------------------------------
                                                                          $   13,317,861   $  43,841,641
                                                                       ====================================



                              MedCath Incorporated
             Notes to Consolidated Financial Statements (continued)

     On January 31, 1996, the Company's revolving credit facility (the "Revolver") was amended to increase the maximum amount available from $11 million to $20 million. The proceeds of the Revolver have been and are to be used to meet ongoing working capital requirements and to finance certain acquisitions approved by the lender. The portion of the Revolver that is available to the Company cannot exceed the Borrowing Base (as defined in the Credit Agreement) which includes a multiple of the Company's cash flows less the amount of outstanding funded debt. The commitment fee on the unused portion of the Revolver is 1/4% per annum. As of September 30, 1996, approximately $18.0 million was available under the Revolver and there were no amounts outstanding. The Company may elect to borrow funds with an applicable interest rate based on prime (as defined by the lender) or the 30, 60 or 90 day London Interbank Offered Rate (LIBOR). The interest rate on prime-based borrowings can range from prime to prime plus 1/2% and is payable quarterly. The interest rate on LIBOR-based loans can range from LIBOR plus 1.15% to LIBOR plus 1.8% and is payable as the 30, 60 or 90 day loans mature. The prime and LlBOR-based interest rates vary based on the Company's attainment of certain financial objectives. On January 31, 1998, the amount outstanding under the Revolver converts to a term loan, payable in 16 equal installments during the period from March 31, 1998, through December 31, 2001. The Revolver is secured by substantially all of the assets of the Company, with the exception of the assets of the Company's interests in the limited partnerships and limited liability companies that own and operate Heart Hospitals in which the Company serves as the general partner or managing member.

In August 1994, the McAllen Partnership entered into a construction and term loan agreement with a REIT for the purpose of financing the land acquisition and construction costs of the McAllen Heart Hospital (the "McAllen REIT Loan"). The McAllen REIT Loan provided for borrowings of $13.75 million which, in December 1995, converted to a seven-year term loan, subject to extension for an additional seven years, at the option of the McAllen Partnership. Beginning on February 1, 1998 and continuing through January 1, 2003, the principal becomes due in monthly installments using a 25-year amortization schedule with a balloon payment due on February 1, 2003. Interest is payable monthly on the outstanding borrowings. As of September 30, 1996, the interest rate was 10.19% and will increase by 22 basis points per year beginning in January 1997. Borrowings under the McAllen REIT Loan are secured by a pledge of the Company's interest in the McAllen Partnership, the land on which the hospital stands, the hospital building and fixtures and certain other hospital assets.

In December 1995, the Little Rock Company entered into a construction and term loan agreement with a REIT for the purpose of financing the land acquisition and construction costs of the Arkansas Heart Hospital (the "Arkansas REIT Loan"). The Arkansas REIT Loan provides for maximum borrowings of $27 million and, upon completion of the hospital, converts to a seven-year term loan, subject to extension for an additional seven years, at the option of the Little Rock Company. As of September 30, 1996, the interest rate was 10.90%. On the date of conversion, the interest rate changes to a fixed rate of 4 1/2% above a rate index tied to seven-year U.S. Treasury Notes, and subsequently increases by 22 basis points per year. Interest is payable monthly on the outstanding borrowings. Borrowings under the Arkansas REIT Loan are secured by a pledge of the Company's membership interest in the Little Rock Company, the land on which the hospital stands, the hospital building and fixtures and certain other hospital assets.

In July 1996, the Tucson Company entered into a construction and term loan agreement with a REIT for the purpose of financing the land acquisition and construction costs of the Tucson Heart Hospital (the "Tucson REIT Loan"). The Tucson REIT Loan provides for maximum borrowings of $20 million and, upon completion of the hospital, converts to a seven-year term loan, subject to extension for an additional seven years at the option of the Tucson Company. As of September 30, 1996, the interest rate on the Tucson REIT Loan was 9.25%. On the date of conversion, the interest rate changes to a fixed rate of 3 1/2% above a rate index tied to seven-year U.S. Treasury Notes, and subsequently increases by 27 basis points per year. Interest is payable monthly on outstanding borrowings. Borrowings under the Tucson REIT Loan are secured by a pledge of the Company's membership interest in the Tucson Company, the land on which the hospital stands, the hospital building and fixtures and certain other hospital assets.

                              MedCath Incorporated
             Notes to Consolidated Financial Statements (continued)

The bank and REIT loan agreements contain certain restrictive covenants which prohibit the payment of dividends and require the maintenance of specific financial ratios and amounts. The Company was in compliance with these covenants at September 30, 1996.

In 1996, the Company acquired substantially all of the medical and other equipment for the McAllen Heart Hospital under installment notes payable to equipment lenders secured by the related equipment. Amounts borrowed under these notes are payable in monthly installments of principal and interest over five to seven year terms. Interest is at fixed rates ranging from 8.54% to 10%.

Future maturities of long-term debt as of September 30, 1996 are as follows:

         Fiscal Year
            1997                           $     1,931,455
            1998                                 2,011,763
            1999                                 2,146,688
            2000                                 2,392,596
            2001                                 1,896,635
            2002 and thereafter                 35,393,959
                                          -------------------
                                               $45,773,096
                                          ===================

7. Commitments and Contingencies

In September 1996, the Company entered into a capital lease with a computer software vendor for the acquisition of license fees, software and hardware to be used in the Company's Heart Hospitals. The obligation bears interest at 9.89% and payments of principal and interest are due monthly, expiring in 2001. Amortization of the capitalized amounts are included in depreciation and amortization expense in the accompanying consolidated financial statements through the retirement date of the leases.

The Company currently leases several Mobile Cath Labs, one Fixed Site Facility, office space and certain vehicles under noncancelable operating leases expiring through fiscal 2002. Some of these leases contain provisions for annual rental adjustments based on increases in the consumer price index, renewal options and options to purchase during the lease terms.

Total future minimum payments under leases with initial terms of one year or more as of September 30, 1996 are as follows:



                                                                 Capital              Operating


            Fiscal Year
            1997                                              $     612,215       $       698,975
            1998                                                    634,606               577,535
            1999                                                    634,606               506,727
            2000                                                    609,594               244,698
            2001                                                    606,734               151,170
            2002 and thereafter                                          -                 65,702
                                                              -------------        --------------
            Total future minimum lease payments                   3,097,755           $ 2,244,807
            Less:  amounts representing interest                   (651,245)       ==============
                                                              -------------
            Present value of net minimun lease payments           2,446,510
            Less: current portion                                  (392,713)
                                                              -------------
                                                               $  2,053,797
                                                              =============


                              MedCath Incorporated
             Notes to Consolidated Financial Statements (continued)

Rent  expense  under  all  operating  leases  was  $1,505,000,   $1,159,000  and
$1,262,000 for the years ended September 30, 1994, 1995 and 1996, respectively.

The Company has entered into agreements to provide networks of hospitals with Mobile Cath Labs and related catheterization services through 2000. In addition, the Company leases several Mobile Cath Labs to hospitals under lease agreements of various lengths. These are accounted for as operating leases, and the rental income is included in net revenue in the consolidated statements of income when earned.

Total future minimum revenue to be earned under these agreements as of September 30, 1996 is as follows:

         Fiscal Year
            1997                      $    9,446,524
            1998                           2,740,010
            1999                           1,205,170
            2000                               2,000
                                    ===================
                                       $  13,393,704
                                    ===================

At September 30, 1996, the Company was contingently liable for outstanding letters of credit of $2,038,000 relating to the McAllen and Arkansas REIT Loans.

In 1994, the Company entered into a development agreement with a cardiology consulting firm providing for joint marketing of the Company's physician management services to cardiologists. If the Company enters into any management services agreements as a result of these efforts, the Company will be obligated to issue shares of common stock to the principals of the consulting firm as compensation for their services. As of September 30, 1996, no shares had been issued under the provisions of this agreement.

8. Income Taxes

The components of the provision for income taxes were as follows:



                                                                     Year Ended September 30,
                                                       ------------------------------------------------------
                                                              1994             1995              1996
                                                       ------------------------------------------------------



Current tax expense:
   Federal                                                  $   500,630     $   1,732,000     $ 2,296,025
   State                                                         67,800           350,000         673,228
Deferred tax expense:
   Federal                                                      586,340           443,000         253,026
   State                                                         86,230            40,000          74,190

Pro forma tax provision of pooled entity                        255,915           211,962             -
                                                       ------------------------------------------------------
                                                              1,496,915         2,776,962       3,296,469
Tax benefit of extraordinary loss                                  -             (139,700)            -
                                                       ------------------------------------------------------
Net provision for income taxes                               $1,496,915        $2,637,262      $3,296,469
                                                       ======================================================


                                       25

                              MedCath Incorporated
             Notes to Consolidated Financial Statements (continued)

The components of net deferred taxes were as follows:



                                                                  September 30,
                                                       ------------------------------------
                                                              1995             1996
                                                       ------------------------------------

Deferred tax liabilities:
   Excess of book over tax bases of property, plant
     and equipment                                       $   (1,626,000)   $   (1,700,187)
   Tax over book amortization                                  (445,000)         (696,817)
   Other                                                        (42,800)         (467,531)
Deferred tax assets:
   Nondeductible reserves                                       205,000           120,000
State net operating loss carryforward                                 -           120,000
                                                       ====================================
Net deferred tax liability                               $   (1,908,800)    $  (2,624,535)
                                                       ====================================


The differences between the U.S. federal statutory tax rate and the Company's effective rate were as follows:

                                                                     Year Ended September 30,
                                                       ------------------------------------------------------
                                                              1994             1995              1996
                                                       ------------------------------------------------------



Statutory federal income tax rate                             34.0%             34.0%            34.0%
State income taxes                                             2.3               4.1              4.5
Tax benefit of utilizing net operating loss
   carryforwards                                             (13.5)              -                -
Effect of alternative minimum tax                             11.9               -                -
Tax exempt interest income                                     -                 -               (3.3)
Other                                                          3.1               1.4              3.6
                                                             ------            ------           ------
Effective income tax rate before extraordinary item           37.8%             39.5%            38.8%
                                                             ======            ======           ======

9. Shareholders' Equity and Stock Options

In 1995, the Company completed an initial public offering of 2.3 million shares of its common stock netting proceeds of approximately $28.9 million. A portion of the proceeds was used to repay $4.2 million of subordinated debt and $9.6 million of bank financing. The remainder of the proceeds were used to fund (i) the development of new Heart Hospitals and Fixed-Site Facilities and (ii) ongoing capital expenditures.

Upon the retirement of subordinated debt, the Company incurred a $227,951 extraordinary loss on the early extinguishment of debt (net of the income tax benefit of $139,700), which represented the unamortized portion of the original issue debt discount. Assuming the Company had issued the necessary shares of common stock and used the proceeds to retire the debt on October 1, 1994, the pro forma net income per share would not have differed from the reported amount.

In April 1996, the Company completed a public offering of 2.3 million shares of its common stock netting proceeds of approximately $62.5 million. A portion of the proceeds was used to repay $5.0 million outstanding under the Revolver and $3.3 million was used to retire obligations under capital leases. The remainder of the proceeds will be used to fund (i) a portion of the construction and start-up costs of Heart Hospitals and Fixed-Site Facilities, (ii) potential future acquisitions, (iii) working capital and (iv) general corporate purposes.

                              MedCath Incorporated
             Notes to Consolidated Financial Statements (continued)

Assuming the Company had issued the necessary shares of common stock and used the net proceeds to retire the Revolver and the obligations under capital leases on October 1, 1995, the pro forma net income per share for the year ended September 30, 1996, would not have differed from the reported amount.

On October 2, 1996, the Company's Board of Directors adopted a Shareholder Rights Plan under which common shareholders have the right to purchase Series A Participating Preferred Stock in the event of an accumulation of or tender offer for 15% of the Company's common stock. The rights will expire on October 15, 2006, unless redeemed or exchanged earlier by the Company. The rights will be represented by existing common stock certificates until they become exercisable and no rights are exercisable under the plan.

In August 1992, the Company adopted an Incentive Stock Option Plan (the "ISO Plan") for key employees. The Company has reserved 296,587 shares of common stock for issuance under the ISO Plan.

In October 1994, the Board of Directors adopted the 1994 Omnibus Stock Plan (the "Omnibus Plan"). The Omnibus Plan is intended to encourage high levels of performance from key employees and enable the Company to retain their services on a basis competitive with industry practices. Through September 30, 1996, awards under the Omnibus Plan consisted of options to purchase common stock. The Company has reserved 800,000 shares of common stock for issuance under the Omnibus Plan.

In October 1994, the Board of Directors adopted the Outside Directors' Stock Option Plan (the "Directors' Plan"). Under the Directors' Plan, each outside director joining the Board will automatically be granted a non-qualified option to purchase 2,000 shares of common stock at fair market value on the date of grant. On each anniversary of an outside director's election to the Board, an additional option to purchase 2,000 shares of common stock will be granted at the then fair market value. The Company has reserved 50,000 shares of common stock for issuance under the Directors' Plan.

Option plan activity for the years ended September 30, 1994, 1995 and 1996 is set forth below:




                                                                Number of Shares     Price Per Share
                                                               ---------------------------------------
                                                               ---------------------------------------

Outstanding options, September 30, 1993                               289,526        $                3.54
Granted                                                                28,246                         7.51
Exercised                                                                   -                          -
Canceled                                                              (17,654)                        3.54
                                                               --------------------
Outstanding options, September 30, 1994                               300,118         $     3.54   -  7.51

Granted                                                               310,000              12.00   - 14.00

Exercised                                                             (52,020)              3.54   -  7.51

Canceled                                                                    -                         -
                                                               --------------------
Outstanding options, September 30, 1995                               558,098         $     3.54   - 14.00

Granted                                                               475,448              12.00   - 34.50

Exercised                                                             (40,721)              3.54   -  7.51

Canceled                                                              (92,500)             13.50   - 34.50
                                                               ====================
Outstanding options, September 30, 1996                               900,325         $     3.54   - 19.11
                                                               ====================


Options to purchase 25,422, 26,481 and 105,455 shares of common stock were exercisable as of September 30, 1994, 1995 and 1996 respectively.

Total common shares reserved for future issuance under these plans were 289,526, 844,567 and 1,053,846 as of September 30, 1994, 1995 and 1996, respectively.

                              MedCath Incorporated
             Notes to Consolidated Financial Statements (continued)

10. Supplemental Cash Flow Information

Interest paid (net of amounts capitalized) during the years ended September 30, 1994, 1995 and 1996 was $1,111,424, $1,671,550 and $1,976,366 respectively.
Total interest capitalized during the years ended September 30, 1995 and 1996 was $610,074 and $1,252,577, respectively.

Income taxes paid, net of refunds, during the years ended September 30, 1994, 1995 and 1996 were $50,152, $2,406,606 and $3,366,314, respectively.

The Company entered into capital lease obligations during the years ended September 30, 1994, 1995 and 1996 totaling $4,871,170, $166,146 and $2,446,510, respectively.

11. Malpractice Insurance Coverage

The Company is subject to claims arising in the course of providing services. The Company maintains malpractice insurance coverage on a "claims made" basis, with coverage being contingent on a policy being in effect when a claim is made, regardless of when the events which gave rise to the claim occurred.

12. Employee Benefit Plan

In January 1994, the Company adopted a defined contribution retirement savings plan (the "401(k) Plan") which covers all employees who meet minimum service requirements. The 401(k) Plan allows eligible employees to contribute from 1% to 15% of their annual compensation on a pre-tax basis. The Company, at its discretion, may make an annual contribution of up to 25% of an employee's pre-tax contribution, up to a maximum of 6% of compensation. The Company's contributions to the 401(k) Plan for the years ended September 30, 1994, 1995 and 1996 were $34,133, $ 37,851 and $53,550, respectively.

13.  Disclosures About Fair Values of Financial Instruments

The Company considers the carrying amounts of significant classes of financial instruments on the consolidated balance sheets, including cash, short-term investments, loans to affiliates, long-term debt and obligations under capital leases to be reasonable estimates of fair value. Fair value of the Company's debt was estimated using discounted cash flow analysis, based on the Company's current incremental borrowing rates for similar types of arrangements.

                              MedCath Incorporated
             Notes to Consolidated Financial Statements (continued)

14. Quarterly Financial Data (Unaudited)

Summarized quarterly financial results were as follows (in thousands, except per share data):


                                         First            Second            Third            Fourth
                                        Quarter           Quarter          Quarter           Quarter
                                    ----------------------------------------------------------------------



Fiscal 1995:
   Net revenue                            9,913           10,143            10,368            9,682
   Operating expenses                     7,858            7,775             8,240            7,784
   Income from operations                 2,055            2,368             2,128            1,898
   Income before extraordinary item         836            1,229             1,136            1,050
   Extraordinary item                      (228)               -                 -                -
   Net income                               608            1,229             1,136            1,050
   Income per share before
     extraordinary item                     .12              .14               .13              .12
   Net income per share                     .09              .14               .13              .12

Fiscal 1996:
   Net revenue                           11,209           17,284            18,376           19,322
   Operating expenses                     8,846           14,631            16,108           16,709
   Income from operations                 2,363            2,653             2,268            2,613
   Net income                             1,226            1,302             1,172            1,502
   Net income per share                     .14              .14               .10              .13

Quarterly financial data for the first and second quarters of fiscal 1995 were restated to include the accounts and results of operations of HealthTech, which was acquired in a pooling-of-interests transaction (see Note 3).

                              MedCath Incorporated
             Notes to Consolidated Financial Statements (continued)

15.  Segment Information

The Company provides cardiology and cardiovascular services through the development, operation and management of heart hospitals (the "Hospital Division"), the development, operation and management of Fixed-Site Facilities and Mobile Cath Labs (the "Diagnostics Division") and provides physician practice management services (the "Practice Management Division"). In 1996, in connection with the commencement of hospital operations, the Company reorganized into separately managed operating divisions which are based on the manner in which cardiac and cardiovascular care is delivered. Therefore, the segment information for the fiscal years ended September 30, 1994 and 1995 have been restated to conform to the 1996 presentation. Financial information concerning the Company's operations by business segment as of and for the periods indicated below were restated to include the accounts and operations of HealthTech (see Note 3) and are as follows:




                                                                    Year Ended September 30
                                                     ------------------------------------------------------
                                                           1994              1995             1996
                                                     ------------------------------------------------------



Net revenue:
   Diagnostics Division                                   $    25,892       $    30,308   $       34,085
   Practice Management Division                                     -             9,798           14,706
   Hospital Division                                                -                 -           17,400
                                                          --------------    -------------- --------------
     Consolidated totals                                  $    25,892       $    40,106   $       66,191
                                                          ==============    ============== ==============
Income from operations:
   Diagnostics Division                                   $     8,901       $    10,611 $         12,972
   Practice Management Division                                     -             1,003            1,499
   Hospital Division                                                -                 -             (616)
   Corporate and other                                         (2,507)           (3,165)          (3,958)
                                                          --------------    -------------- --------------
     Consolidated totals                                 $      6,394      $      8,449  $         9,897
                                                          ==============    ============== ==============
Depreciation and amortization:
   Diagnostics Division                                   $     2,727      $      3,405  $         3,474
   Practice Management Division                                     -               184              251
   Hospital Division                                                -                 -            2,838
   Corporate and other                                             40                43               86
                                                          --------------    -------------- --------------
     Consolidated totals                                 $      2,767      $      3,632  $         6,649
                                                          ==============    ============== ==============
Capital expenditures:
   Diagnostics Division                                  $       1622      $      3,020 $          6,611
   Practice Management Division                                     -                 -               72
   Hospital Division                                            2,283            13,043           37,978
   Corporate and other                                             71               170              317
                                                          --------------    -------------- --------------
     Consolidated totals                                 $      3,976       $    16,233   $       44,978
                                                          ==============    ============== ==============
Aggregate identifiable assets:
   Diagnostics Division                                   $    29,874       $    31,378   $       37,641
   Practice Management Division                                     -            10,289           15,089
   Hospital Division                                            2,829            21,947           68,740
   Corporate and other                                          5,202            14,758           60,451
                                                          --------------    -------------- --------------
     Consolidated totals                                  $    37,905       $    78,372    $     181,921
                                                          ==============    ============== ==============


The amounts presented for "Corporate and other" include, general overhead expenses, certain cash and cash equivalents, short-term investments, deferred income tax benefits, prepaid expenses and other assets.